Fiserv, Inc.
255 Fiserv Drive
Brookfield, Wisconsin 53045

January 6, 2006

Via EDGAR

Mr. Brad Skinner
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Fiserv, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Form 8-K filed on October 21, 2005 File No. 001-14918

Dear Mr. Skinner:

        On behalf of Fiserv, Inc. (the “Company”), the following are the Company’s responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated December 23, 2005 in connection with the Staff’s review of the above-referenced filings. We have repeated the comments of the Staff in the letter dated December 23, 2005 in the numbered items set forth below (in bold) and followed each comment with the Company’s response.

        If the Company’s responses are satisfactory, the Company respectfully requests that the changes to its Form 10-K and Form 8-K be allowed to be made prospectively in the Company’s next Form 10-K and Form 8-K filings for the fiscal year ended December 31, 2005, which the Company plans to file by February 28, 2006 and January 30th, 2006, respectively, rather than retroactively in an amendment to the Company’s prior filings on Form 10-K and Form 8-K. While the Company believes that many of the comments suggest good disclosure for future filings, it believes that such comments are not sufficiently material to the Company’s overall historical disclosure to require an amendment to the Company’s prior Form 10-K and Form 8-K.

Form 10-K for the year ended December 31, 2004

Consolidated Statements of Cash Flows, page 5

1.	We note that you present cash flows related to discontinued operations as a single line item outside of the classifications required under SFAS 95. Please explain to us how your presentation complies with the basic requirement of SFAS 95 that all cash receipts and payments must be classified as operating, investing or financing activities.

Company Response:

        The Company presented its consolidated statements of cash flows for the year ended December 31, 2004 to reflect continuing operations only, as the cash held by the discontinued

Mr. Brad Skinner
January 6, 2005

operations was appropriately removed from the “cash and cash equivalents”reflected on the December 31, 2004 and 2003 balance sheet and included as a component of “Assets of discontinued operations held for sale” as described in footnote 3 to the financial statements. This discontinued operation sale closed in the first quarter of 2005.

The Company also reviewed the guidance from SFAS 95 paragraph 26 footnote 10, which states “Separate disclosure of cash flows pertaining to extraordinary items or discontinued operations reflected in those [i.e., operating, investing and financing] categories is not required.” The Company interpreted this guidance not to require the cash flows from discontinued operations by category to be presented.

The Company believed its cash flow presentation provided the reader of the financial statements the historical cash flows directly attributable to its ongoing continuing operations and it is also consistent with the presentation of discontinued operations in the income statement and balance sheet.

The Company acknowledges the Staff of the Commission has focused on this topic over the past year and provided additional guidance. In response to the Staff’s comment, the Company proposes to present in future filings expanded cash flow information for the discontinued operations as follows:

	2004	2003
Net cash (used in) provided by operating activities from
discontinued operations	$89,659	$(77,584)
Net cash (used in) provided by investing activities from
discontinued operations	(64,910)	44,405
Net cash (used in) provided by financing activities from
discontinued operations	(29,000)	39,000

Total net cash (used in) provided by discontinued operations	$(4,251)	$5,821

Cash-discontinued operations-beginning of year	$40,100	$34,279
Cash-discontinued operations-end of year	35,849	40,100

Notes to Consolidated Financial Statements, page 6

Revenue Recognition, page 6

2.	We note that you recognize the majority of the revenues from your pharmacy network contracts on a gross basis. Please explain to us how you considered each of the indicators provided in EITF 99-19 in making this determination.

Company Response:

        The Company entered the prescription benefit management industry in 2003 through a business acquisition. In conjunction with this new business, the Company considered each indicator of gross and net reporting as provided in EITF 99-19 when it determined that revenues should be

Mr. Brad Skinner
January 6, 2005

reported gross in the financial statements. The indicators are listed below with a brief summary of the Company’s conclusion for each indicator. Because the majority of the indicators for gross presentation were met, including establishing price, primary obligor and credit risk, the Company has reported revenues related to its pharmacy network contracts on a gross basis.

Indicators of Gross Revenue Reporting:

Indicator per EITF 99-19	Fiserv Facts	Indicator present?
Par. 7 - The company is the primary	Fiserv is responsible to the customer to	Yes - report gross
obligor in the arrangement	validate the claim and manage the claim
economically for the customer. The customer
looks to Fiserv to perform these services.

Par. 8 - The company has general	Fiserv does not take title except in the	No-except in mail order
inventory risk (before customer	mail order pharmacy business where it	pharmacy business (mail order
order is placed or upon customer	maintains inventory of product.	revenues are also presented
return)		gross)

Par. 9 - The company has latitude	Fiserv has the latitude to set the price for	Yes - report ingredient cost
in establishing price	the ingredient cost. Fiserv does not set	gross, report co-pay net
the price for the co-pay, as it is
determined by the customer. Fiserv could
realize positive or negative changes in
profit margin due to changes in the
negotiated ingredient cost received from the
customers and the negotiated ingredient cost
paid to the network pharmacies.

Par. 10 - The company changes the	Fiserv does not change the product; however,	Yes - report gross
product or performs part of the	Fiserv performs service per the contract
service	with the customer such as processing the
claim and paying the portion of the drug not
covered by the co-pay (See indicator 12 for
additional information).

Par. 11. - The company has	Fiserv determines which pharmacies will be	Yes - report gross
discretion in supplier selection	included or excluded in its pharmacy network
to be offered to the customer.

Mr. Brad Skinner
January 6, 2005

Indicators of Gross Revenue Reporting (continued):

Indicator per EITF 99-19	Fiserv Facts	Is indicator present?
Par. 12 - The company is involved	While Fiserv does not determine the	No-due to lack of involvement
in the determination of product or	specifications for the product (prescription	in products, but Yes due to
service specifications	drugs), Fiserv determines which pharmacies	service obligations under
	are included in the network that is offered	contract
to the customer, confirming member
eligibility, communicating plan provisions
to the pharmacy, directing payment to the
pharmacy and billing the client for the
amount for which they are contractually
liable. In addition, Fiserv provides
preferences regarding brand and generic
medications which are validated by way of
our fiduciary processes that are available
to our customers.

Par. 13 - The company has physical	Fiserv does not take title to the ingredient	No -except in mail order
loss inventory risk (after customer	except in the mail order pharmacy business.	pharmacy business
order or during shipment)

Par. 14 - The company has credit	Fiserv establishes a contract with its	Yes - report gross
risk	customers and separate contracts with its
pharmacy network providers. Payment to the
pharmacies of the agreed upon ingredient
cost is required regardless of payments
received from customers. These amounts are
reflected in the balance sheet in accounts
receivable and accounts payable.

Indicators of Net Revenue Reporting:

Par. 15 - The supplier (not the	Fiserv is the party responsible to validate	No - report gross
company) is the primary obligor in	the claim and manage the claim economically
the arrangement	for the customer. The customer looks to
Fiserv to perform these services.

Mr. Brad Skinner
January 6, 2005

Indicators of Net Revenue Reporting (continued):

Indicator per EITF 99-19	Fiserv Facts	Is indicator present?
Par. 16 - The amount the company	Fiserv has the ability to set the price for	No - report ingredient cost
earns is fixed	the ingredient cost. Fiserv does not set	gross, report co-pay net
the price for the co-pay, as it is
determined by the customer. Fiserv could
realize positive or negative changes in
profit margin due to changes in the
negotiated ingredient cost received from the
customers and the negotiated ingredient cost
paid to the network pharmacies.

Par. 17 - The supplier (and not the	Fiserv establishes a contract with its	No - report gross
company) has credit risk	customers and separate contracts with its
pharmacy network providers. Payment to the
pharmacies of the agreed upon ingredient
cost is required regardless of payments
received from customers.

The Company also reviewed industry practice and noted that its competitors (e.g., Express Scripts (ESRX), AdvancePCS and Caremark (CMX)) were also treating this revenue gross when the fact pattern was similar.

Fiserv recognizes that certain third party administrators have very large customers, that have their own contractual relationship with the pharmacy network and claim pricing necessary to process claims. In these situations, EITF 99-19 would necessitate net recognition of revenue for the third party administrator. However, given that the nature of the Company’s business is primarily mid-sized plans, its customers require the Company to provide the pharmacy network, claim processing and claim pricing. As of December 31, 2005 the Company has no customers that provide their own pharmacy network and claim pricing; therefore, using the EITF 99-19 factors outlined above, the Company recognizes revenue from its pharmacy network contracts on a gross basis.

Form 8-K Filed October 21, 2005

3.	Please explain to us how have complied with Item 10(e)(1)(i)(A) of Regulation S-K when presenting “net income per share–diluted from continuing operations (excluding realized gain from sale of investment of $0.14 per share)” within your earnings release. In this regard, we were unable to locate a presentation, with equal or greater prominence, of the most directly comparable measure calculated and presented in accordance with GAAP. Further, we were unable to locate net income per share from continuing operations calculated in accordance with GAAP anywhere in your release.

Mr. Brad Skinner
January 6, 2005

Company Response:

        On page 5 of the Company’s third quarter 2005 earnings press release, which the Company furnished as Exhibit 99 to the Form 8-K, the condensed consolidated statements of income (unaudited) reported net income per share-diluted from continuing operations for the nine months ended September 30, 2005 of $1.74, which excluded the realized gain from sale of an investment of $0.14 per share. The Company excluded the realized gain that was presented as a separate line item in the consolidated income statement due to this item having a one-time positive impact on its year to date earnings per share in 2005 that was non-recurring. The Company wanted to ensure that the readers of the press release did not believe the Company’s core earnings performance was stronger due to the inclusion of this one-time gain in earnings.

        The earnings press release included a table at the bottom of the condensed consolidated statements of income on page 5 as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Diluted net income (loss) per share:
Continuing operations (excluding realized gain from sale of
investment)	$0.58	$0.53	$1.74	$1.50
Discontinued operations	0.02	(0.06)	0.02	(0.08)

Total (excluding realized gain from sale of investment)	0.60	0.47	1.76	1.42
Realized gain from sale of investment	--	--	0.14	--

Total	$0.60	$0.47	$1.90	$1.42

        For the nine months ended September 30, 2005, the earnings per share components were identified and reconciled, including a presentation of the most directly comparable measure calculated and presented in accordance with GAAP (i.e., the $1.90 of total net income per share-diluted). The Company acknowledges it would be useful to add an additional subtotal for net income per share-diluted from continuing operations, which was $1.88 for the nine months ended September 30, 2005, to also present the most directly comparable GAAP measure on a continuing operations basis.

        In response to the Staff’s comment, the Company will modify its disclosure in future earnings releases and related Form 8-Ks by revising the table as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Diluted net income (loss) per share:
Continuing operations (excluding realized gain from sale of
investment)	$0.58	$0.53	$1.74	$1.50
Realized gain from sale of investment	--	--	0.14	--

Total continuing operations	0.58	0.53	1.88	1.50
Discontinued operations	0.02	(0.06)	0.02	(0.08)

Total	$0.60	$0.47	$1.90	$1.42

* * *

Mr. Brad Skinner
January 6, 2005

        The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If the Staff has any questions or comments concerning any of the foregoing, please contact the undersigned at (262) 879-5513.

Very truly yours, /s/ Thomas J. Hirsch Senior Vice President and Corporate Controller

cc:	Chauncey Martin, Staff Accountant Mark Kronforst, Senior Staff Accountant U.S. Securities and Exchange Commission